September 12, 2005

Zip+4 Code: 20549

Mr. Gordon F. Lee
Chief Executive Officer
International Sports and Media Group, Inc.
11301 Olympic Boulevard
Suite 680
Los Angeles, California 90064

RE: International Sports and Media Group, Inc. (the "Company")
**   Form 10-K for the year ended December 31, 2004**
**   File No. 0-27487**

Dear Mr. Lee:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within 15 business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Consolidated Statements of Operations, page F-5

1.   We note that you recognized a gain on settlement of debt in 2003 in connection with the credit loan agreement with Broadleaf Capital Partners, as described in Management's Discussion and Analysis (page 12). Based on our review of the credit agreement filed as an exhibit on May 27, 2003 with Form 10-K for the year ended December 31, 2002, it appears that the lender was a shareholder of the company. In the event of a related party relationship, the extinguishment transaction between related parties should be recognized as a capital transaction.   Please refer to the guidance in footnote 1 to APB Opinion 26. The extinguishment transaction between the company and individuals may result in a gain, assuming that these individuals are not related parties, officers or promoters. Revise the financial statements and disclosures in MD&A accordingly. If any gain is recognized, supplementally furnish us with details regarding your relationship with these individuals, and add detailed disclosure to describe all related facts and circumstances. We may have further comment upon reviewing your response.

2.   Reference is made to the gain on sale of magazine. A gain (loss) from sales of assets should be included within gain (loss) from operations in accordance with the guidance in paragraphs 45 of SFAS 144 and footnote 68 of Staff Accounting Bulletin No. 104. Please revise or advise accordingly.

Form 10-Q for the quarter ended March 31, 2005

3.   We note that you did not present a statement of stockholders' equity. In the event there are material stock transactions during an interim period such as those described in Note 3-Material Events, you should present a statement of stockholders' equity to reflect these material transactions in interim financial statements.

Note 3- Material Events

4.   Supplementally advise us and add disclosure to describe your accounting for the stock sold for cash that has not been issued.

5.   We note that you borrowed $45,000 from various parties under various terms. Please specifically disclose each component and its terms, and identify related party transactions separately.

Note 4-Website Rights

6.   We note that the website rights valued at $25,000 will be amortized over a five year
      period. However, the recognized depreciation and amortization expense does not appear
      to include the corresponding amount related to the website rights (25,000/ 5 yrs/12 X3
      mos). Supplementally advise us if the corresponding amortization was recognized, and
      how it was calculated.

Other

7.   We refer you to our previous comment to the financial statements for the year ended
      December 31, 2004 regarding gains from debt extinguishment. If you continue to believe
      that this gain is appropriate, supplementally advise us and add disclosure to the financial
      statements to describe the facts and circumstances that resulted in recognizing a gain
      from debt settlement. We may have further comment upon reviewing your response.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
      in the filings reviewed by the staff to be certain that they have provided all information
      investors require. Since the company and its management are in possession of all facts
      relating to a company's disclosure, they are responsible for the accuracy and adequacy of
      the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement
      from the company acknowledging that

      · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
      · staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and
      · the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all
      information you provide to the staff of the Division of Corporation Finance in our review
      of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202)
551-3813 if you have questions regarding comments on the financial statements and related

matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief